Exhibit 99.1

Alida Gualtieri
General Counsel & Secretary
Direct: (514) 630-7060
Fax: (514) 630-7159
E-Mail: agualtieri@draxis.com

May 27, 2008

VIA SEDAR

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

Saskatchewan Financial Services Commission, Securities Division

Securities Commission of Newfoundland and Labrador

Securities Office of Prince Edward Island

Registrar of Securities (Northwest Territories)

Registrar of Securities (Nunavut)

Registrar of Securities (Yukon)

Re:                             DRAXIS Health Inc. – Report of Voting Results (Section 11.3 of National Instrument 51-102)

Dear Sirs:

With regard to DRAXIS Health Inc.’s Annual and Special Meeting of Shareholders on May 23, 2008, and in compliance with NI 51-102, we are enclosing the information contained in the Final Scrutineers’ Report of Computershare Investor Services Inc.

The Scrutineers reported that there were two registered shareholders and proxyholders present in person at the Annual and Special Meeting representing 45,281 shares, and that 373 proxies were submitted prior to the meeting representing 32,211,334 shares, for a total representation in person and by proxy of 32,256,615 shares (76.65%).

1.                                       On the ballot to consider the special resolution to approve an arrangement involving the Corporation, its shareholders and Jubilant Acquisition Inc., the full text of which is set forth in “Appendix A” to the Management Information Circular dated April 25, 2008 (“Circular”), the following shares were voted “For” or voted “Against”, as indicated:

25,301,922	248,491
For	Against

2.                                       On the following matters which were approved by a show of hands, proxies were received representing the number of shares indicated below and to be voted “For” or “Withhold” as indicated below:

(a)                                  Election of directors identified in the Circular.

Dan Brazier

Leslie L. Dan

George M. Darnell

Rolf H. Henel

Samuel W. Sarick

Bruce W. Simpson

John A. Vivash

31,701,079	510,254
For	Withhold

(b)                                 Appointment of Deloitte & Touche LLP, Chartered Accountants, as Auditors of the Corporation and the authorization of the directors to fix the auditors’ remuneration.

31,949,881	261,452
For	Withhold

Should you have any questions or require any further information, please do not hesitate to contact me directly at (514) 694-8220.

Yours very truly,

DRAXIS HEALTH INC.

By:	/s/ Alida Gualtieri
General Counsel & Secretary